Exhibit 21.1

Subsidiaries of Registrant

Wholly-Owned Subsidiaries:

1.	LAEC Enterprise Corporation, a California company

2.	Loyalty Alliance Limited, a Hong Kong company

3.	Loyalty Alliance (HK) Limited, a Hong Kong company

4.	Loyalty Alliance Shenzhen (HK) Limited, a Hong Kong company

5.	Zhiteng Infotech (Shenzhen) Co., Ltd., a PRC company

6.	Talkie Technology (Shenzhen) Co., Ltd., a PRC company

7.	PayEase Technology (Shenzhen) Co., Ltd., a PRC company

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